SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 891, dated April 13, 2021.

CERTIFICATE

MINUTES OF THE 893rd MEETING OF THE BOARD OF DIRECTORS OF
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE (Company Registration ID) No. 53300000859/

CNPJ (Corporate Taxpayer ID) No. 00001180/0001-26

It is certified, for due purposes, that the 893rd meeting of the Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras (“Company”) was installed at 2:03 pm on 04/29/2021. The second day of the meeting is scheduled for 04/30/2021. The meeting is being held by videoconference in an exclusively remote environment - Cisco Webex Meetings. Remotely assumed the chairmanship of the works, on the first day of the meeting, board member RUY FLAKS SCHNEIDER (RFS). The Directors RODRIGO LIMP NASCIMENTO (RLN), ANA CAROLINA TANNURI LAFERTE MARINHO (ALM), MARCELO DE SIQUEIRA FREITAS (MSF), BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC), CARLOS EDUARDO RODRIGUES PEREIRA (CRP) and FELIPE VILLELA DIAS (FVD) participated remotely on the first day of the meeting. There was no record of absences on this first day of the meeting. DANIEL ALVES FERREIRA (DAF) was justifiably absent from this first day of the meeting. Decision: DEL-084, of 04.29.2021. Exercise of Preemptive Rights of FOTE and TSLE by CGT Eletrosul. RES-238, of 04.19.2021. The Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras, in the use of its powers, embodied in a decision of the Executive Board, in the favorable opinion expressed by the Statutory Audit and Risks Committee - CAE at the 174th meeting ended on April 29, 2021 and in the favorable opinion the Statutory Strategy, Governance and Sustainability Committee - CEGS at the 001st meeting held on April 26, 2021, in the supporting material and documents below, DECIDED: Executive Board Resolution No. 238, of April 19, 2020; Report to the Executive Board PR nº 054, of 04.19.2021; Executive Summary PR – 001, of 04.28.2021; 1. approve the exercise of the preemptive right and consequently the acquisition, for subsequent incorporation, by CGT Eletrosul, of the 49% stake in Fronteira Oeste Transmissora de Energia SA - FOTE, for the "Minimum Price" offer of the BRL 83,101,000.00 (eighty-three million, one hundred and one thousand reais), under the terms of Official Letter 025/2021-GP, dated March 12, 2020, of the CEEE-GT; 2. approve the exercise of the preemptive right and consequently the acquisition, for subsequent merger, by CGT Eletrosul, of the 49% stake in Transmissora Sul Litorânea de Energia SA - TSLE, for the "Minimum Price" offer of the BRL 217,551,500.00 (two hundred and seventeen million, five hundred and fifty-one thousand and five hundred reais), under the terms of Official Letter 025/2021-GP, dated March 12, 2021, of the CEEE-GT; 3. indicate the use of the 0% strategic premium to be considered in Eletrobras' internal assessments in the matter of the exercise of the preferential right of FOTE and TSLE by CGT Eletrosul; 4. condition the transfer of shares to obtain all necessary external approvals/consents; 5. to determine that the Participation Management Department - PREG, the Financial and Investor Relations Department - DF, the Governance Secretariat of the Board of Directors - CAAS and the General Secretariat - PRGS adopt, each within its scope of action, necessary measures to comply with this Resolution. This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Advisor to the Eletrobras Board of Directors and substitute Secretary of Governance.

Rio de Janeiro, April 29 , 2021.

FERNANDO KHOURY FRANCISCO JUNIOR

Substitute Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.